UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 22, 2022

Renovacor, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-39271	83-3169838
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

201 Broadway, Suite 310 Cambridge, Massachusetts	02139
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (610) 424-2650

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	RCOR	NYSE American LLC
Warrants to purchase one share of common stock at an exercise price of $11.50	RCOR.WS	NYSE American LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01	Regulation FD Disclosure.

On September 22, 2022, Renovacor, Inc. (the “Company,” or “Renovacor”) updated information reflected in a slide presentation, which is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference. Representatives of the Company will use the updated presentation in various meetings from time to time.

The information furnished pursuant to Item 7.01, including Exhibit 99.1, shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference in any filing under the Securities Act or Exchange Act, except as expressly set forth by specific reference in such filing.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed transaction between Renovacor and Rocket Pharmaceuticals, Inc. (“Rocket”), Renovacor and Rocket will file relevant materials with the SEC, including a Rocket registration statement on Form S-4 that will include a joint proxy statement of Renovacor and Rocket and will also constitute a prospectus of Rocket, and a definitive proxy statement will be mailed to stockholders of Renovacor and Rocket, respectively. INVESTORS AND SECURITY HOLDERS OF RENOVACOR AND ROCKET ARE URGED TO READ THE PROSPECTUS/JOINT PROXY STATEMENT THAT WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4, AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE IN THE PROSPECTUS/JOINT PROXY STATEMENT (IF ANY) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION, THE PARTIES TO THE PROPOSED TRANSACTION AND THE RISKS ASSOCIATED WITH THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain, without charge, a copy of the registration statement, the prospectus/joint proxy statement and other relevant documents filed with the SEC (when available) from the SEC’s website at http://www.sec.gov. Copies of the documents filed with the SEC by Renovacor will be available free of charge on Renovacor’s internet website at www.renovacor.com under the tab “Investor & Media - Financials” or by contacting Renovacor’s Investor Relations Department at investors@renovacor.com. Copies of the documents filed with the SEC by Rocket will be available free of charge on Rocket’s internet website at www.rocketpharma.com under the tab “Investors - SEC Filings”.

Participants in the Solicitation

Renovacor, Rocket and certain of their directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Renovacor or Rocket in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the prospectus/joint proxy statement when it is filed with the SEC. Information regarding Renovacor’s directors and executive officers is contained in Renovacor’s definitive proxy statement, which was filed with the SEC on April 14, 2022, and Renovacor’s Current Reports on Form 8-K, filed with the SEC on March 28, 2022 and June 3, 2022 (as amended on June 24, 2022). Information regarding Rocket’s directors and executive officers is contained in Rocket’s definitive proxy statement, which was filed with the SEC on April 29, 2022. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of Renovacor’s or Rocket’s security holders generally, by reading the prospectus/joint proxy statement and other relevant documents regarding the transaction, which will be filed with the SEC. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from the Investor Relations websites of Rocket or Renovacor as described above.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. This communication does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. In connection with the proposed transaction, Rocket will file a registration statement on Form S-4 that will include a joint proxy statement of Renovacor and Rocket and will also constitute a prospectus of Rocket. INVESTORS AND SECURITY HOLDERS OF RENOVACOR AND ROCKET ARE URGED TO READ THE PROSPECTUS/JOINT PROXY STATEMENT AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Presentation of Renovacor, Inc., dated September 22, 2022.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RENOVACOR, INC.

Date: September 22, 2022	By:	/s/ Magdalene Cook, M.D.
President, Chief Executive Officer and Director

RENOVACOR CORPORATE PRESENTATION NYSE: RCOR September 2022 Exhibit 99.1

Forward Looking Statements This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this communication that do not relate to matters of historical fact should be considered forward-looking statements, including statements regarding the anticipated closing of and synergies related to the transaction, expectations concerning market position, future operations and other financial and operating information. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the following: uncertainties as to the timing of the consummation of the proposed transaction with Rocket Pharmaceuticals, Inc. (“Rocket”) and the ability of the parties to consummate the proposed transaction; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the approval of Renovacor’s and Rocket’s stockholders; any litigation related to the proposed transaction; disruption of Renovacor’s or Rocket’s current plans and operations as a result of the proposed transaction; the ability of Renovacor or Rocket to retain and hire key personnel; competitive responses to the proposed transaction; unexpected costs, charges or expenses resulting from the proposed transaction; the ability of Rocket to successfully integrate Renovacor’s operations and technology; diversion of managements’ attention from ongoing business operations and opportunities; the ability of Rocket to implement its plans, forecasts and other expectations with respect to Renovacor’s business after the completion of the transaction and realize additional opportunities for growth and innovation; the ability of Rocket to realize the anticipated synergies from the proposed transaction in the anticipated amounts or within the anticipated timeframes or costs expectations or at all; the ability to maintain relationships with Rocket’s and Renovacor’s respective employees, customers, other business partners and governmental authorities; competition; the impact of the COVID-19 pandemic on Renovacor’s and Rocket’s businesses, supply chain and labor force; risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction, including as a result of inflationary pressures; the interest from patients and families for participation in each of Rocket’s ongoing trials, expectations regarding the delays and impact of COVID-19 on clinical sites, patient enrollment, trial timelines and data readouts, expectations regarding drug supply for ongoing and anticipated trials, actions of regulatory agencies, which may affect the initiation, timing and progress of pre-clinical studies and clinical trials of the parties respective product candidates; the risk that the results of preclinical studies and clinical trials may not be predictive of future results in connection with future studies or trials; and the risks and uncertainties described in the “Risk Factors” section of Renovacor’s and Rocket’s respective annual and quarterly and reports filed the Securities Exchange Commission. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and proxy statement/prospectus that will be filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and neither Renovacor nor Rocket assumes any obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Renovacor nor Rocket gives any assurance that it will achieve its expectations. 2

Rocket Pharma to Acquire Renovacor Transaction Overview On September 19, 2022, Rocket signed a definitive agreement to acquire Renovacor in an all-stock transaction at an exchange ratio of approximately 0.1676 (subject to adjustment based on Renovacor's net cash at closing), an implied per-share value of $2.60, based on the volume weighted average trading price of Rocket's common stock of $15.51 for the 30 trading days through and including the signing date RCOR shareholders to own approximately 4.6% of Rocket immediately following the closing Implied total equity value of approximately $53M at close based on Renovacor’s common shares outstanding and the acceleration and vesting of all earnout shares Transaction preserves cash resources of the combined company and allows Renovacor shareholders to share in future upside Transaction was approved by the Boards of Directors of both Rocket and Renovacor, with voting agreements in place with Renovacor's and Rocket's directors and officers as well as certain significant shareholders Transaction expected to close by first quarter of 2023

Mission Renovacor’s mission is to deliver innovative precision therapies to improve the lives of patients and families battling genetically-driven cardiovascular and mechanistically-related diseases Leverage the knowledge of the underlying genetic mechanisms of disease to create transformative novel therapies Focus near-term on BAG3 dilated cardiomyopathy (BAG3 DCM) AAV gene therapy, which targets the underlying cause of this devastating monogenic form of heart failure Translate advances in rare disease populations to more prevalent populations where the unmet medical need is high

Precision Medicine is Changing the Treatment Paradigm for Patients and Families with Cardiovascular Disease “Precision medicine strives to delineate disease using multiple data sources…By defining disease at a deeper level, we can treat patients based on an understanding of the molecular underpinnings of their presentations, rather than grouping patients into broad categories with one-size-fits-all treatments.” - Dainis and Ashley 20183 Advantages of precision medicine for heart failure (HF) Seeks to address underlying cause to deliver greater therapeutic benefit compared to current standard-of-care. Addressing the personal & financial burden of multiple HF medications (avg. of ≥3/patient),1 implanted devices, and heart transplant Expected to eliminate the need for large patient studies2. By focusing on segments of the HF patient population most likely to benefit Focus on endpoints that we believe are most important to patients. Emphasizing improvements in quality of life 1. Unlu et al, Circulation: Heart Failure. 2020 2. Teerlink et al, NEJM 2021 3. Dainis AM, Ashley EA. JACC Basic Transl Sci. 2018

RCSI: retrograde coronary sinus infusion; IV: intravenous; CV: Cardiovascular; CNS: Central nervous system DCM: Dilated Cardiomyopathy ACM: Arrhythmogenic Cardiomyopathy Diversified Pipeline of Programs and Therapeutic Opportunities Development in connection with a research collaboration with the University of Utah’s Nora Eccles Harrison Cardiovascular Research and Training Institute. BAG3- Mediated Diseases Program Potential Indication Research / Discovery Preclinical Phase I Phase II Phase III REN-001 (AAV9-BAG3) [RCSI] BAG3-associated DCM       AAV9-BAG3 [IV] BAG3-associated DCM       AAV-BAG3 Undisclosed CV indication       AAV-BAG3 Undisclosed CNS indication       AAV gene therapy   DSG2-associated ACM REN-002 (AAV gene therapy) PKP2-associated ACM   DSP-associated ACM Commercial rights held by Renovacor. Genetic ACM As a result of the combination with Rocket, Renovacor has suspended current guidance regarding preclinical and clinical timelines for its programs as it evaluates these items with Rocket

Lead Program REN-001 for BAG3-associated Dilated Cardiomyopathy (BAG3 DCM)

Cardiovascular Disease is the #1 Cause of Death Worldwide1 Cardiomyopathy Primary disease of the heart muscle and a major contributor to burden of cardiovascular disease Global mortality 370,000 in 2020 was up 43% from 19902 Dilated Cardiomyopathy (DCM) Decrease in contractility causes heart’s pumping chambers to enlarge Most common form of cardiomyopathy Familial DCM 20-50% of DCM patients; up to 40% have identifiable genetic cause2 Scientific societies recently endorsed clinical genetic testing for DCM patients and families3,4 BAG3 DCM Mutations in BCL2-associated athanogene 3 (BAG3) gene are among the more common pathogenic genetic variants observed in DCM5 BAG3 expression is markedly diminished in patients with severe ischemic or nonischemic DCM6 Currently approved therapies do not address the underlying cause of disease 4. Musumuru K et al. Circulation: Genomic and Precision Medicine 2020 5. Kirk JA et al. J Clin Invest. 2021 6. Feldman AM et al. J. Cell. Physiol. 2014 Centers for Disease Control and Prevention, Weekly Counts of Deaths by State and Select Causes, 2019-2020 American Heart Association Statistical Update: Heart Disease and Stroke Statistics – 2022, mortality rate includes myocarditis Ackerman MJ et al. Heart Rhythm 2011

BAG3 DCM is a Devastating Disease BAG3 DCM presents in otherwise healthy individuals and rapidly progresses Caused by a genetic defect in the BAG3 gene Cardiovascular health is dependent on adequate levels of functional BAG3 protein BAG3 mutations typically lead to reduced BAG3 protein levels Prevalence of BAG3 DCM in US estimated to be as high as 30,000 patients1 and is expected to grow with increasing genetic testing and disease awareness ~80% penetrance at >40 years of age2 At diagnosis, ~68% symptomatic, ~20% severely symptomatic with heart failure2 Patients have significant limitations on their activities of daily living, such as employment, walking, attending to personal care, etc. Severely symptomatic patients are frequently hospitalized for acute decompensation3 High risk of progression to end stage disease ~19% of patients with BAG3 DCM require mechanical cardiac support, heart transplant, or have HF-related death at 12 months after diagnosis, nearly twice the rate of similarly staged non-BAG3 DCM patients2,4,5 Currently there are no approved therapies that address underlying cause of disease 1. Virani et al., Circ. 2021; Steinberg et al., Circ. 2012; Brouwers et al., Eur Heart J. 2013; Bhambhani et al., Eur J Heart Fail. 2018; Kapoor et al., JACC:Heart Fail. 2016; Pfeffer et al., Lancet 2003; Balmforth et al., JACC:Heart Fail. 2019; Felker et al., NEJM 2000; Haas et al., Eur Heart J. 2015; Kindel et al., J Card Fail. 2012; Pugh et al., Genet Med. 2014; Petretta et al., Am J Cardiol. 2011; McNally and Mestroni, Circ Res. 2017; Sweet et al., Exp. Op. Orphan Drugs 2016; Ganesh et al., Circ. 2013; Aragam et al., AHA Scient. Sess. 2021; Villard et al., Eur. Heart J. 2011; Franaszczyk et al., J Trans Med. 2014; Chami et al., Can J Cardiol. 2014; Arimura et al., Human Mut. 2011; Dominguez et al., JACC 2018; Norton et al., Am J Human Gen. 2011. 2. Domínguez et al., JACC, 2018; 3. Ahmed A. Am J Cardiol. 2007; 4.McNamara et al., Circulation, 2001; 5. Kubanek M et al. JACC 2013

Local (retrograde coronary sinus infusion, or RCSI) delivery allows lower total dose Reduces potential for various vector toxicities May reduce burden on manufacturing We believe monogenic diseases with well understood biology are ideal targets for AAV GTxs Targeting disease with known genetic origin BAG3 mutations well-documented as driver in DCM Goal is to increase BAG3 levels in DCM subjects Non-immunogenic one-time human BAG3 payload Therapeutic payload is human BAG3 gene DCM patients are haploinsufficient and produce low levels of native BAG3; therefore, the protein is not foreign and should not elicit an immune response Utilizes validated AAV9 capsid AAV9 currently used in one approved therapy (Zolgensma) and widely in clinical trials AAV9 has demonstrated cardiac tropism Has high transduction efficiency Non-integrative vector We Believe Renovacor’s REN-001 is Well Positioned for Success REN-001 is designed to directly address the underlying cause of BAG3 DCM by potentially increasing levels of functional BAG3 protein in the heart GTx: gene therapy

BAG3 Regulates Multiple Important Functions in Cardiomyocytes Sources: Knezevic et al., 2016; Myers et al., 2018 Enhances contractility by linking the β-adrenergic receptor and L-type Ca2+ channel Cardiac contractility Provides support for the sarcomere by linking actin myofibrils with the Z-disc Structural support Facilitates autophagy as a co-chaperone with heat shock proteins, recycling misfolded proteins Protein quality control Inhibits apoptosis (programmed cell death) through binding of BCL2 Anti-apoptosis We believe that a gene therapy approach is best positioned to restore the broad biological functions of BAG3 in the heart

Mutations in BAG3 Reduce Levels of Protein and are Associated with Reduced Force Generating Capacity in Heart Tissue from DCM Patients DCM patient with BAG3 mutation >80% of BAG3 DCM patients had mutations causing haploinsufficiency, resulting in reduced levels of BAG3 protein 1 Red staining shows BAG3 protein in cardiac tissue Healthy control 1. Domínguez et al., JACC, 2018; 2. Martin et al., Nature Communications, 2021 REN-001’s goal is to increase expression of BAG3 in the heart and potentially correct the underlying disease in BAG3 DCM patients Most BAG3 mutations in DCM cause reduced levels of BAG3 protein Lower Higher BAG3 expression quartiles 1st 2nd 3rd 4th * Patients with idiopathic DCM Lower levels of BAG3 are associated with reduced contractility in DCM patients Myofilament maximum force generating capacity (Fmax) in DCM patient tissue * BAG3 levels in DCM patients are positively correlated with force generating capacity 2

Sources: Haploinsufficiency data published in Myers VD., … Feldman AM., J Cell Physiol. 2018; AAV-BAG3 administration adapted from data published in Myers VD., … Feldman AM., JAMA Cardiol. 2018; and unpublished data from the Feldman lab. AAV9 BAG3 Prevents the Onset of Cardiac Impairment in a Genetic Mouse Model of BAG3-associated DCM BAG3 protein levels Ejection fraction ~50% BAG3 protein levels seen in BAG3 +/- mice BAG3 +/- mice develop reduced EF, recapitulating the DCM clinical phenotype *p=.04, .01 and .003 respectively at 2, 4 and 6 weeks for +/- AAV9-GFP vs. +/- AAV9-BAG3 arms; dose = 1×1013 genome copies (gc). Weeks on X-axis denote time since treatment. BAG3 +/- mice: AAV9 BAG3 treatment group BAG3 +/- mice: Control group (AAV-GFP) WT mice: AAV-GFP or AAV-BAG3 Ejection fraction in WT and BAG3 +/- mice treated at age 6-8 weeks with AAV9-GFP or AAV9-BAG3 BAG3 +/- mice have ~50% of BAG3 protein and develop a reduced ejection fraction (EF) AAV9 BAG3 prevented the onset of reduced ejection fraction

Renovacor’s Approach to Cardiac Delivery Retrograde coronary sinus infusion (RCSI) Overview of RCSI Coronary sinus (CS) - confluence of veins draining heart into right atrium Routine procedure for placement of left ventricular pacemaker leads during cardiac resynchronization Emerging route of administration in cardiac gene therapy studies   Leverages currently used clinical procedure and equipment Ability to transduce heart using much lower doses of AAV Potential to maximize exposure of heart to AAV Reduced potential for various vector toxicities Additional potential benefits (e.g., manufacturing) REN-001 is delivered into the coronary sinus using a catheter Potential advantages of RCSI

RCSI Delivery of REN-001 Resulted in Successful Cardiac Transduction Above Key VCN Threshold at Doses <1e13 vg/kg in a Pilot Pig Study1 Delivery of REN-001 via RCSI results in robust transduction of a large animal heart Transcription of the BAG3 transgene detected No safety issues detected Results informed design of ongoing GLP-toxicology and biodistribution study in healthy pig model VCN >1 seen in pig heart model with REN-001 doses <1e13 vg/kg Notes: Viral genome per cardiomyocyte data are shown as the mean (+/- SEM) of 18 tissue sections taken per heart (excluding values >3 standard deviations from the mean) and assume 8 nuclei in each cardiomyocyte (Velayuthan et al., J Mol Cell Cardiology, 2020); Vehicle n=1, 5e13 total vg (average of 1.46e12vg/kg) n=4, 1e14 total vg (average of 3.45e12vg/kg) n=2, 2.5e14 total vg (7.58e12vg/kg) n=1. Key Takeaways - Results Published in JACC: BTS VCN: vector copy number REN-001 dose groups VCN of 1 5e13 total vg; 1.46e12 vg/kg 2.5e14 total vg; 7.58e12 vg/kg 1e14 total vg; 3.45e12 vg/kg Vehicle 1. Myers et al., JACC:BTS, 2022

Results Published in JACC BTS Demonstrate Diffuse Myocardial Transduction in a Pilot Pig Study1 Notes: Mean ± SEM vector genomes per cardiomyocyte, assuming 8 nuclei in each cardiomyocyte (Velayuthan et al., J Mol Cell Cardiology, 2020) from five LV regions and the RV free wall in rings 2-4 (excluding values >3 standard deviations from the mean). # animals per group: Vehicle n=1, 5e13 total vg (average of 1.46e12 vg/kg) n=4, 1e14 total vg (average of 3.45e12 vg/kg) n=2, 2.5e14 total vg (7.58e12 vg/kg) n=1. Regional Analysis of Transduction: Mean + SEM Vector Genomes Per Cardiomyocyte for Rings 2, 3 and 4   Vehicle 5e13 total vg; 1.46e12 vg/kg 1e14 total vg; 3.45e12 vg/kg 2.5e14 total vg; 7.58e12 vg/kg Anterior 0.1+0.1 0.2+0.0 4.9+4.0 1.1+0.2 Anterolateral 0.0+0.0 0.2+0.1 0.6+0.4 0.8+0.3 Inferolateral 0.0+0.0 1.5+1.1 5.5+2.7 1.0+0.2 Inferior 0.0+0.0 1.6+1.2 0.6+0.1 2.9+1.8 Septum 0.0+0.0 0.6+0.5 1.0+0.2 1.1+0.2 Right ventricle 0.0+0.0 0.6+0.2 0.5+0.1 1.0+0.2 1. Myers et al., JACC:BTS, 2022

Significant Progress Made Across Key Ongoing Preclinical Studies Natural history / survival study of BAG3 mouse model Impaired survival phenotype present in BAG3 DCM mouse model Preliminary / interim data indicating LV dilation and functional decline, consistent with a DCM phenotype New data and learnings were leveraged to optimize the design of the dose-ranging study of REN-001 in the same mouse model Dose-ranging and durability studies in BAG3 mouse model Dose-ranging study optimized to assess for multiple efficacy measures at different timepoints, leveraging emerging data from the mouse natural history study Durability of effect study remains underway GLP toxicology study Dosing completed in GLP toxicology study in healthy Yucatan pigs using RCSI route of administration LV: Left ventricle; DCM: Dilated cardiomyopathy; RCSI: Retrograde coronary sinus infusion

Renovacor’s Mission in Action with Lead BAG3 DCM Program Identify a condition with a high unmet need. Global mortality from cardiomyopathy was 370,000 in 20201 Segment patients into subtypes based on the underlying cause of their disease to enable a precision medicine approach that has the potential to improve upon the standard-of-care Focus on a disease subtype with a well understood monogenic origin. BAG3 DCM: Caused by reduced levels of BAG3 protein due to truncating mutations Designed REN-001 to address the underlying cause of BAG3 DCM. Utilizes a validated AAV9 capsid to deliver a functional copy of the BAG3 gene to cardiac cells Demonstrate preclinical POC in a model that we believe accurately recapitulates human disease. Prevented onset of cardiac impairment with AAV9-BAG3 in genetic disease model of BAG3-DCM Potential successful cardiac transduction with REN-001 delivered via RCSI at low vector dose. Local delivery may reduce potential vector-related toxicity as well as manufacturing burden 1. American Heart Association Statistical Update: Heart Disease and Stroke Statistics – 2022, mortality rate includes myocarditis; POC: Proof-of-concept

REN-001 Clinical Development Plan

Subjects aged 18-75 with left ventricle (LV) dysfunction Depressed LVEF as defined by AHA/ACC Guidelines NYHA Class II-III HF symptoms Elevated NT-proBNP Genetic variant in BAG3 consistent with haploinsufficiency Key inclusion criteria: Primary endpoint: Secondary endpoints: LVEF: left ventricle ejection fraction; AE: adverse event; SAE: serious adverse event; DSMB: data safety monitoring board; NYHA; New York Heart Association Proposed Phase I/II Clinical Study Design for REN-001 Multi-center, open-label, single-arm dose escalation study in BAG3 DCM patients Evaluate patients Screen Cohort 2 patients Dose Level 2 n = 3-6 Safety: Frequency and severity of AEs and SAEs Efficacy: Cardiac function by improvement in ejection fraction 6-minute walk test Exercise echocardiography Kansas City Cardiomyopathy Questionnaire Serum biomarker (NT-proBNP) Evaluate patients Patients will be enrolled sequentially after DSMB greenlight Screen Cohort 1 patients Dose Level 1 n = 3-6

Advancing our Precision Therapy Pipeline New Program in genetic Arrhythmogenic Cardiomyopathy (ACM)

ACM is a Devastating Heart Muscle Disease Unmet Needs and Treatment Opportunities Major unmet need for novel, precision therapy approaches to prevent arrhythmias in ACM Current approaches to prevent / treat arrhythmias in ACM include antiarrhythmic drugs, catheter ablations, ICDs, and exercise restriction2 … …but these fail to address the underlying genetics and disease biology, can be burdensome and impact quality of life, and patients can still experience breakthrough events2,5 ACM is a Disease of the Desmosome Cell 1 Cell 2 Ventricular Arrhythmia in ACM Patient 3 Cardiomyopathy with a high arrhythmia burden, risk of sudden cardiac death and, potentially, risk of heart failure development; estimated prevalence of 1:1000-1:50001-2 Mutations in genes encoding desmosomal proteins seen in ~50% patients1 and associated with cardiomyocyte uncoupling, cell loss, and fibrofatty remodeling1-3 Mean age of diagnosis: ~304-5 Precision Gene Therapy in Development for Multiple Genetic Segments of Arrhythmogenic Cardiomyopathy (ACM) Sources: Desmosome image adapted from Pearson; 1. Austin K, Nat Rev Cardiol. 2019; 2. Corrado D, New England Journal of Medicine (2017); 3. Delmar M & McKenna W, Circ Res. (2010); 4. McNally E (2017) in: Adam MP, Mirzaa GM, Pagon RA, GeneReviews®; 5. McKenna W. Arrhythmogenic right ventricular cardiomyopathy: diagnostic evaluation and diagnosis and treatment and prognosis. In: UpToDate, Dardas D (Ed), UpToDate, Waltham, MA. (Accessed on June 24, 2022).

Mutations Causing ACM can Disrupt Gap Junctions Positive Data from Initial Pilot Study3 Next steps: In vitro and in vivo development across major genetic segments of ACM (PKP2, DSP, and DSG2) Restoration of gap junction protein trafficking to the intercalated disc in a genetic mouse model of ACM Significant reduction in premature ventricular contractions (PVCs, hallmark proarrhythmic events seen in ACM4) in a genetic mouse model Disease-causing mutations disrupt gap junction protein expression at the intercalated disc; considered to be a key driver of increased arrhythmia risk1-2 Program designed to restore gap junction protein trafficking and reduce the arrhythmia burden in ACM Targeting the 3 largest genetic segments of ACM (PKP2, DSP, DSG2)1-2 Precision Gene Therapy in Development for Multiple Genetic Segments of Arrhythmogenic Cardiomyopathy (ACM) Sources: Desmosome image adapted from Pearson; 1. Corrado D, New England Journal of Medicine (2017); 2. Austin K, Nat Rev Cardiol. 2019; 3. Palatinus J. Circulation (2021); 4. Gasperetti A. JAMA Cardiology (2022). Disease-causing mutations can lower Cx43 expression at the intercalated disc

Renovacor’s Mission in Action with New Genetic ACM Program Segment patients into subtypes based on the underlying genetic drivers of their disease  Disease-causing mutations, most commonly in genes encoding desmosomal proteins, can be identified in approximately half of patients with ACM Plakophilin-2 (PKP2), desmoplakin (DSP), and desmoglein 2 (DSG2) are the three largest genetic segments of ACM Identify a condition with a high unmet need ACM is a genetic disorder characterized by an increased risk of potentially life-threatening arrhythmias, myocardial dysfunction, and fibrofatty replacement of myocardial tissue Current treatments fail to address the underlying genetics and disease biology Seek to address a causal disease pathway and leverage non-invasive clinical measurements to facilitate efficient R&D Focus on a precision therapy approach to target underlying disease biology Design smaller and more cost-efficient patient studies Focus on endpoints that we believe are most important to patients Sources: 1. Austin K, Nat Rev Cardiol. 2019; 2. Corrado D, New England Journal of Medicine (2017); 3. Delmar M & McKenna W, Circ Res. (2010); 4. McNally E (2017) in: Adam MP, Mirzaa GM, Pagon RA, GeneReviews®; 5. McKenna W. Arrhythmogenic right ventricular cardiomyopathy: Diagnostic evaluation and diagnosis and treatment and prognosis. In: UpToDate, Dardas D (Ed), UpToDate, Waltham, MA. (Accessed on June 24, 2022.).

BAG3 Pipeline Expansion Opportunities

BAG3 Protein Levels are also Decreased in other Forms of Heart Failure HFrEF: Heart failure with reduced ejection fraction; Notes: * p<0.05 between MI-GFP and Sham-GFP, and between wild-type / sham and MLP-/- / TAC mice 1. Fang, X., et al., J Clin Invest., 2017; 2. Renovacor, data on file (2021); 3. Feldman, AM et al., J. Cellular Physiology, 2014 MLP-/- and TAC mouse models1 Post-MI Pig Model2 HF Patients3 Increasing BAG3 expression has the potential to impact additional heart failure patient populations

AAV9 BAG3 Significantly Improved the EF in a Post-MI Mouse Model1 A – Infarction; B – Week 1 echo; C – Treatment/ control injected retro-orbital at week 8 post-MI; D – Echo at sacrifice, 23 days post-treatment; * p<0.0001; †p<0.0001 BAG3 protein levels Post-MI mice have reduced BAG3 expression and AAV9 BAG3 increased protein levels AAV9 BAG3 significantly improved the EF in post-MI mice (1) Mice develop a HF phenotype with reduced BAG3; (2) AAV9-BAG3 restored normal ejection fraction in post-MI mice; and (3) AAV9-BAG3 had no impact on LVEF in control mice CLSQ: Calsequestrin; Notes: MI: Mice randomized to receive myocardial infarction * p<0.05 between MI-GFP and Sham-GFP; 1. Knezevic T., … Feldman, A.M., J Am Coll Cardiol Basic Trans Science. 2016; 1. BAG3 has a known autoregulatory mechanism (Gentilella, A. & Khalili, K., J Cell Biochem. 2009)

Corporate

Kumar Dhanasekharan, PhD I Senior VP, Technical Operations 20+ years of CMC development and manufacturing experience across complex protein therapeutics, monoclonal antibodies and in recent years, AAV gene therapies. Jordan Shin, MD, PhD, FACC I Senior VP, Clinical Development and Translational Science 20+ of expertise in clinical development, academic research and medical practice Magdalene Cook, MD I President and CEO 20+ years of experience in the life science industry primarily in investing, consulting and launching new ventures; Principal, Aisling Capital and Board member of multiple companies Matt Killeen, PhD, FACC, FHRS I CSO 15+ years of experience, spanning cardiovascular disease research and biotech/pharma R&D and strategy; Head of Cardiovascular Research at BioMarin; established cardiovascular therapeutic area and led the discovery and development of AAV-based gene therapies for inherited heart diseases; expertise in genetic heart disease biology and potential therapeutic opportunities Wendy DiCicco I CFO 25+ years expertise in finance, strategy, M&A as well as executive roles in public and private companies Marc Semigran, MD I CMO 30+ years of experience treating HF and cardiomyopathy; Senior VP of Medical Sciences and CMO at MyoKardia; experience in developing and designing clinical trials for novel therapies for cardiovascular and heart failure/HFpEF Elizabeth White, PhD I CBO and Senior VP, Operations 30+ years of biotech/pharma experience including in strategy, business development, new product planning, portfolio prioritization in start-ups & large companies Jiwen Zhang, PhD I Chief Regulatory Officer 20+ years of regulatory affairs and quality assurance experience, with >10 years specifically in cell and gene therapy Experienced Leadership Team

Scientific Advisory Board Experts in Cardiovascular Disease Experts in Gene Therapy R&D Douglas Mann, MD Lewin Prof. of Medicine, former Director of Cardiovascular Div., Washington University School of Medicine Past President, HFSA Lifetime Achievement Award, HFSA Editor-in-Chief, JACC Basic Translational Science Arthur Feldman, MD, PhD Renovacor, Founder and Chair of SAB Laura H. Carnell Professor of Medicine, Temple Former Chief of Cardiology UPMC Past President HFSA, Assoc. of Professors of Cardiology Lifetime Achievement Award, HFSA; Distinguished Scientist Award ACC, 2019 Dennis McNamara, MD Professor of Medicine and Dir. of the Heart Failure Research Center, UPMC Leading expert in the genetics of dilated and hypertrophic cardiomyopathy National Principal Investigator – IMAC I, II & III; GRAFH I & II Michael Bristow, MD, PhD Professor of Medicine and former Head of Cardiology, Univ. of Colorado Health Sciences Co-founder, President and CEO, ARCA Biopharma Founder, Myogen Lifetime Achievement Award, HFSA Credited with development of science and clinical utility of b-blockers for HF Joseph Glorioso III, PhD Professor in the Dept. of Microbiology and Molecular Genetics, UPMC Founding member and past president of the American Society of Gene Therapy Co-founder and Chair of Scientific Advisory Board at Oncorus, Inc. and Coda Biotherapeutics Richard Peluso, PhD Founder and President, RWP BioConsulting, LLC Retired Vice President of Merck Vaccines & Biologics Bioprocess R&D Previous faculty member of Microbiology Departments at Thomas Jefferson University, University of Minnesota, and Mt. Sinai School of Medicine Lee Sweeney, PhD Professor in the Dept. of Pharmacology & Therapeutics, University of Florida College of Medicine Much of Dr. Sweeney’s research program is translational in focus and has produced highly cited research on inherited forms of cardiovascular disease and on the skeletal and cardiac aspects of muscular dystrophy.

Renovacor’s mission is to deliver innovative precision therapies to improve the lives of patients and families battling genetically-driven cardiovascular and mechanistically-related diseases Mission and Value Proposition Lead BAG3 DCM program targets the underlying cause of a monogenic disease with an AAV9-gene therapy Backed by strong institutional investor syndicate Proof-of-concept demonstrated in multiple preclinical models Experienced management and exceptional scientific advisors

For follow-up please contact: info@renovacor.com

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